SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden
hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 31,2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Years Ended January 31, 2004

and Auditors’ Report

Hay & Watson  CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of

Rimfire Minerals Corporation

We have audited the consolidated balance sheets of Rimfire Minerals Corporation as at January 31, 2004 and 2003 and the consolidated statements of loss and deficit, of mineral property expenditures and of cash flows for each of the years in the three year period ended January 31, 2004 (all expressed in Canadian dollars).  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at January 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended January 31, 2004 in accordance with Canadian generally accepted accounting principles.  As required by the Business Corporations Act, British Columbia we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  The effect of the application of United States generally accepted accounting principles on the net loss for each year and total assets and shareholders’ equity at the end of each year in these consolidated financial statements is summarized in Note 10 to the consolidated financial statements.

“Hay & Watson”

Chartered Accountants

Vancouver, B.C.

March 26, 2004

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9   ●   Tel: (604) 732-1466  Fax: (604) 732-3133

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Rimfire Minerals Corporation and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management’s best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management and the shareholders’ auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.

Hay and Watson, an independent firm of Chartered Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion.

“David A. Caulfield”

“Dorothy Miller”

David A. Caulfield, P.Geo

Dorothy G. Miller

President & Chief Executive Officer

Chief Financial Officer

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Loss and Deficit
Years Ended January 31
(Expressed in Canadian Dollars)

	2004	2003	2002
		(Restated)	(Restated)
Mineral Property Operations
Revenue
Option proceeds	$191,792	$139,580	$45,016
Expenses
Acquisition costs	98,200	149,303	66,843
Exploration expenditures	320,743	223,972	170,861
Exploration tax credits	(62,131)	(57,655)	(13,335)
	356,812	315,620	224,369

Other Operations
Revenue
Interest	24,078	8,576	13,955
Project management fees	31,834	18,644	-
Other	323	450	-
	56,235	27,670	13,955

Expenses
Accounting and legal	21,535	42,744	59,057
Depreciation	7,761	5,628	5,457
Foreign exchange losses	32,028	5,596	-
Investor services	106,188	52,991	33,311
Management services	71,767	57,354	54,567
Share-based compensation	411,208	12,800	245,280
Office	39,758	29,477	22,633
Rent	36,582	34,642	35,834
Salaries and support services	85,152	67,984	61,860
Telephone and fax	3,341	3,135	2,350
Travel and entertainment	32,142	22,482	14,148
	847,462	334,833	534,497

Loss Before Marketable Securities Transactions	956,247	483,203	699,895

Write Down of Marketable Securities	-	24,100	17,000
Gain on Sale of Marketable Securities	54,842	-	-

Net Loss	901,405	507,303	716,895

Deficit, Beginning of Year
Previously reported	2,844,232	2,347,169	615,896
Prior years’ share-based compensation (Note 2 )	255,520	245,280	-
Mineral property costs previously capitalized (Note 2)	-	-	1,259,658
Restated	3,099,752	2,592,449	1,875,554

Deficit, End of Year	$4,001,157	$3,099,752	$2,592,449

Loss Per Share	$0.07	$0.04	$0.08

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
January 31
(Expressed in Canadian Dollars)

		2004	2003
ASSETS			(Restated)
Current
Cash		$917,914	$916,042
Marketable securities (Note 3)		107,500	40,900
Accounts receivable		92,093	121,055
Prepaid expenses		14,963	10,285
		1,132,470	1,088,282

Office and Computer Equipment, less accumulated
depreciation of $29,732 (2003 - $21,971)		23,963	18,075
Project Deposits (Note 4)		20,200	13,100
Mineral Property Interests (Notes 2 and 5)		-	-

		$1,176,633	$1,119,457

LIABILITIES
Current
Accounts payable and accruals		$28,308	$22,604
Payable to related party (Note 7)		32,710	24,059
		61,018	46,663

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		4,447,484	3,914,466
Contributed Surplus (Notes 2 and 6 )		669,288	258,080
Deficit		(4,001,157)	(3,099,752)
		1,115,615	1,072,794

		$1,176,633	$1,119,457

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Years Ended January 31
(Expressed in Canadian Dollars)

	2004	2003	2002
Cash Flows Used for Operating Activities
Other Operations
Cash paid to suppliers and employees	$(367,721)	$(407,062)	$(268,481)
Repayment of advances from related party	8,651	3,784	6,069
Revenue received	68,837	12,158	13,955
Mineral property interest costs
Acquisition costs	(80,700)	(70,553)	(24,076)
Exploration costs	(320,743)	(224,917)	(169,916)
Exploration tax credits	18,745	52,246	51,368
Mineral property interest option proceeds	117,792	107,580	20,000

	(555,139)	(526,764)	(371,081)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	62,242	--	--
Project deposits	(7,100)	(13,100)	-
Purchase of office and computer equipment	(13,649)	(6,405)	(3,686)

	41,493	(19,505)	(3,686)

Cash Flows From Financing Activities
Common shares issued for cash	516,500	1,139,583	386,800
Share issue costs	(982)	(51,840)	(41,283)

	515,518	1,087,743	345,517

Increase (Decrease) in Cash	1,872	541,474	(29,250)
Cash, Beginning of Year	916,042	374,568	403,818

Cash, End of Year	$917,914	$916,042	$374,568

Supplemental Information on Non-Cash Transactions
Mineral property interest acquisition costs	$(17,500)	$(78,750)	$(43,750)
Shares issued for acquisition of
mineral property interests	17,500	78,750	43,750
Marketable securities received	(74,000)	(32,000)	(26,000)
Mineral property interest option proceeds	74,000	32,000	26,000
Write down of marketable securities	--	24,100	17,000
Reduction in carrying value of marketable
securities	--	(24,100)	(17,000)
Share-based compensation expense	(411,208)	(12,800)	(245,280)
Contributed surplus	411,208	12,800	245,280

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Adam	Fer	RDN	Simpson	Thorn	Tide	William’s Gold	Alaska	Other	Total
Acquisition Costs	$ -	$ -	$ 18,283	$ -	$ 50,033	$ -	$ -	$ 2,244	$ -	$ 70,560
Exploration Expenditures	-	1,394	5,962	-	281,373	-	-	5,091	19,406	313,226
Exploration Tax Credits	-	-	(1,081)	-	(49,598)	-	-	-	(689)	(51,368)
Option Proceeds	-	-	-	-	-	-	-	(12,000)	-	(12,000)

Net expenditures, year ended January 31, 2001	-	1,394	23,164	-	281,808	-	-	(4,665)	18,717	320,418

Acquisition Costs	-	-	-	-	36,250	459	30,134	-	-	66,843
Exploration Expenditures	-	-	18,291	-	12,850	39,094	63,471	12,116	25,039	170,861
Exploration Tax Credits	-	-	(3,434)	-	(2,350)	(7,551)	-	-	-	(13,335)
Option Proceeds	-	-	(19,016)	-	-	-	-	(26,000)	-	(45,016)

Net expenditures, year ended January 31, 2002	-	-	(4,159)	-	46,750	32,002	93,605	(13,884)	25,039	179,353

Acquisition Costs	2,254	-	3,494	7,934	37,111	3,835	89,473	2,192	3,010	149,303
Exploration Expenditures	50,988	4,801	5,960	34,977	3,741	2,279	5,212	28,520	87,496	223,974
Exploration Tax Credits	(749)	-	(1,159)	(15,000)	(669)	(285)	(884)	-	(38,910)	(57,656)
Option Proceeds		-	(50,000)	-	(47,000)	(2,000)	(10,000)	(30,580)	-	(139,580)

Net expenditures, year ended January 31, 2003	52,493	4,801	(41,705)	27,911	(6,817)	3,829	83,801	132	51,596	176,041

Acquisition Costs	-	517	-	540	30,957	2,369	21,250	17,263	25,304	98,200
Exploration Expenditures	7,750	8	7,410	69,091	11,853	802	3,644	48,685	171,500	320,743
Exploration Tax Credits	-	-	(1,889)	(30,242)	-	-	-	-	(30,000)	(62,131)
Option Proceeds	-	-	-	-	(41,000)	(61,000)	(50,000)	(39,792)	-	(191,792)

Net expenditures, year ended January 31, 2004	7,750	525	5,521	39,389	1,810	(57,829)	(25,106)	26,156	166,804	165,020

Cumulative net expenditures, January 31, 2000	-	86,023	820,880	-	-	-	-	36,923	50,387	994,213
Cumulative net expenditures, January 31, 2004	60,243	92,743	803,701	67,300	323,551	(21,998)	152,300	44,662	312,543	1,835,045
Less write-downs and abandonments	-	-	-	-	-	-	-	(6,290)	(187,131)	(193,421)

Net mineral property costs, January 31, 2004	$ 60,243	$ 92,743	$ 803,701	$ 67,300	$ 323,551	$ (21,998)	$ 152,300	$ 38,372	$ 125,412	$ 1,641,624

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

January 31, 2004

(Expressed in Canadian Dollars)

1.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements, and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company’s wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd. (collectively the “Company”).

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software

100%

Computer equipment

30%

Office equipment and furniture

20%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The Company adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

The amounts shown for mineral property expenditures and related costs do not necessarily represent present or future recoverable values.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Notes 2 and 6.

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest.

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Loss per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during the year.  These recommendations established the standards described in Notes 1 and 6 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees.  The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1.  The Company accordingly decreased mineral property interests and increased deficit at January 31, 2002 by $1,259,658 and increased net loss for the year ended January 31, 2002 by $304,692 and loss per share by $0.04.

3.

MARKETABLE SECURITIES

	2004	2003
Blackstone Ventures Inc.	$ -	$ 6,000
CANGOLD Ltd. (formerly First Au Strategies Corp.) – 150,000 shares (2003 -100,000 shares)	48,000	32,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. - 150,000 shares	33,000	-
Stikine Gold Corp. - 100,000 shares	25,000	-
Western Keltic Mines Inc. –100,000 shares (2003 - 200,000 shares)	26,000	52,000

	150,000	108,000
Less write-down to estimated market value	(42,500)	(67,100)

	$ 107,500	$ 40,900

Fair market value of the marketable securities on January 31, 2004 was approximately $185,500.

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. During 2002 a reclamation bond in the amount of $3,500 was deposited for the Tide property for a planned exploration program and a reclamation bond in the amount of $9,600 was deposited for the Thorn property. The Thorn bond was increased during the fiscal year by $7,100 for the planned drill program, for a total of $16,700. The Tide program was postponed, however this bond remains in place for exploration next year.

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the years ended January 31 were:

	2004	2003
Acquisition Costs	$98,200	$149,303

Exploration Costs
Aircraft and helicopter	39,204	46,257
Camp	15,177	13,031
Chemical analysis	25,033	6,385
Drafting	8,981	4,285
Equipment rental	4,975	4,560
Freight	722	1,725
Geological and engineering	142,869	82,984
Maps and reproductions	5,529	6,034
Materials	2,501	1,308
Project management	26,607	19,178
Recording and filing	36,389	32,952
Travel	12,756	5,274

		223,973
Exploration tax credits and grants	(62,131)	(57,655)

	258,612	166,318

Option Proceeds	(191,792)	(139,580)

Cumulative Net Expenditures, Beginning of Year	1,670,025	1,493,984

Cumulative Net Expenditures, End of Year	$1,835,045	$1,670,025

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company will earn its interest on completion of the following:

Cash payments of:

•

$15,000 upon signing (paid)

•

$15,000 on December 1, 2000 (paid)

•

$10,000 on March 1, 2001 (paid)

•

$15,000 on March 1, 2002 (paid)

•

$25,000 on March 1, 2003(paid)

•

$50,000 on March 1, 2004 (paid subsequent to year end)

•

$100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2001 (completed)

Share issues of:

•

50,000 common shares upon signing (issued)

•

50,000 common shares on March 1, 2001 (issued)

•

25,000 common shares on September 1, 2001 (issued)

•

25,000 common shares on March 1, 2002 (issued)

•

25,000 common shares on September 1, 2002 (issued)

•

25,000 common shares on March 1, 2003(issued)

The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (formerly First Au Strategies Corporation “CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of the following:

Exploration expenditures of at least

•

$300,000 on or before March 1, 2003 (completed)

•

an aggregate of $700,000 on or before March 1, 2004 (completed)

•

an additional $500,000 on or before March 1, 2005

Cash payments to the Company of:

•

$15,000 on regulatory approval of the agreement (received)

•

$25,000 on or before March 1, 2003 (received)

•

$50,000 on or before March 1, 2004 (received subsequent to year end)

•

$100,000 on or before March 1, 2005

Issuing to the Company:

•

100,000 common shares on regulatory approval (received)

•

50,000 common shares on or before March 1, 2003 (received)

•

50,000 common shares of CANGOLD on or before March 1, 2004 (received subsequent to year end)

•

50,000 common shares of CANGOLD on or before March 1, 2005

The Company and CANGOLD will enter into a formal joint venture agreement for further development of the property after CANGOLD has earned the 51% interest.

RDN Claims, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

On April 23, 2002, the Company signed a Mining Joint Venture Agreement with Homestake Canada Inc. (“Homestake”), which provided that Homestake could earn a 75% interest in the property.

On January 8, 2004 the Company received notice from Homestake relinquishing the option.

The Company signed an agreement, effective March 8, 2004, with Northgate Exploration Limited (“Northgate”) to permit Northgate to earn a 51% interest in the RDN by funding $5 million in exploration and making staged cash payments amounting to $200,000 over three years.  An additional 9% interest in the project may be acquired by funding all expenditures through to the completion of a feasibility study.  Rimfire will be project operator until Northgate has earned its 51% interest.

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company will earn the remaining 50% interest on completion of the following:

Cash payments of:

•

$10,000 upon signing (paid)

•

$15,000 on May 1, 2002 (paid)

•

$12,500 on May 1, 2003 (paid)

•

$20,000 on May 1, 2004

Share issues of:

•

25,000 common shares upon signing (issued)

•

25,000 common shares on December 31, 2001 (issued)

•

25,000 common shares on December 31, 2002 (issued)

•

25,000 common shares on December 31, 2003 (issued)

•

25,000 common shares on December 31, 2004

The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 1.5% of the net smelter return for $2,000,000.

On December 18, 2002, the Company granted Stikine Gold Corporation (“Stikine”) an option to earn a 70% interest in the property on completion of the following:

Incurring expenditures of at least:

•

$125,000 on or before December 31, 2002 (completed)

•

an additional $300,000 on or before December 31, 2003 (completed)

•

an additional $350,000 on or before December 31, 2004

•

an additional $725,000 on or before December 31, 2005

Issuing to the Company:

•

100,000 common shares on or before August 31, 2003 (received)

•

50,000 common shares on or before June 15, 2004

•

$50,000 or the equivalent in common shares on or before June 15, 2005

•

$50,000 or the equivalent in common shares on or before June 15, 2006

Making cash payments to the Company of:

•

$10,000 upon signing of the agreement (received)

•

$25,000 on or before May 1, 2003 (received)

•

$40,000 on or before May 1, 2004

Once Stikine earns a 70% interest in the property, it will spend $500,000 annually on exploration or engineering expenditures on the property or make a cash payment of $50,000 (or issue an equivalent number of shares) to the Company.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company within 10 days of regulatory approval. Serengeti will assume the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before July 24, 2004

•

$35,000 on or before July 24, 2005

•

$40,000 on or before July 24, 2006

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti

•

50,000 common shares or $60,000 on or before July 24, 2005
plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before July 24, 2006
plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

Newmont has waived their right of first refusal on this agreement with Plutonic.

In consideration of the second extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the Company and Serengeti deposited (subsequent to the year-end) $185,000 in trust with the Company for the purpose of financing exploration expenditures on the property.  The Company will be operator for the exploration program to be completed on or before June 30, 2004.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

Sutlahine Claims, British Columbia

In April 2003 the Company acquired the Sutlahine Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003.  No work has been done on these claims subsequent to staking. There are no additional costs associated with maintaining these claims in good standing until November 2004.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company can earn up to an 85% interest in the FER claims. The Company has earned a 51% interest in the claims and can elect to earn an additional 34% interest as follows:

•

Incurring cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest (not completed)

•

Incurring cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest

•

Incurring cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest

•

Paying Boliden $50,000 in cash or the equivalent value in common shares of the Company on earning the 85% interest

After the Company earns the 85% interest, the Company and Boliden will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until January 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003.

Tillei Lake Claims, Yukon

In August 2003 the Company staked four claims within the area covered by a regional Yukon Mineral Incentive Program project. There are no additional costs associated with maintaining these claims in good standing until August 2004.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property.

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of :

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement.  AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005, and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold may increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

California and Surf claims, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in these properties. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects.

Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Western Canada. Phase I costs will be shared equally between the Company and Newmont, of which the Company’s portion will be a maximum of $20,000. Phase II costs will be contingent upon developing an exploration strategy with the Phase I information.

6.

SHARE CAPITAL

Authorized

  100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
January 31, 2001	7,936,288	$2,358,706
Issued for cash
Common shares, net of share issue costs of $40,764	1,242,000	286,036
Flow-through common shares, net of share issue
costs of $519	150,000	59,481
Issued for mineral property interests	125,000	43,750

January 31, 2002	9,453,288	2,747,973
Issued for cash
Common shares, net of share issue costs of $49,661	2,561,333	987,923
Flow-through common shares, net of share issue
costs of $1,869	170,000	100,131
Issued for mineral property interests, net of share issue
costs of $311	150,000	78,439

January 31, 2003	12,334,621	3,914,466
Issued for cash
Common shares, net of share issue costs of $841	1,231,000	515,659
Issued for mineral property interests, net of share issue
costs of $141	50,000	17,359

January 31, 2004	13,615,621	$4,447,484

The Company completed a private placement of 2,954,667 units, for gross proceeds of $2,659,200 in March 2004.  Each unit consists of one common share and one-half of a share purchase warrant.  A full warrant entitles the holder to purchase one common share for $1.15 before September 12, 2005.  The Company paid cash of $134,610, issued 42,420 units and issued 213,667 broker warrants (entitling the holder to purchase one common share at $0.90 per share before September 12, 2005) as commissions for this private placement.

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,343,462 shares for the issue of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options and warrants to purchase common shares are outstanding at the date of these financial statements:

Options	Number of Shares					Price Per Share		Expiry Date	Grant Date
	Balance beginning of year	Granted during the year	Exercised during year	Balance end of year	Exercisable at the end of the year	Exercise price	Fair value

Director	600,000	-	-	600,000	600,000	$0.25	$0.35	02-Mar-06	02-Mar-01
Employee	100,000	-	-	100,000	100,000	0.25	0.35	02-Mar-06	02-Mar-01
Officer	20,000	-	20,000	-	-	0.35	0.64	22-Feb-07	22-Feb-02
Employee	50,000	-	-	50,000	50,000	0.60	0.35	09-Jan-05	09-Jan-03
Director	75,000	-	-	75,000	75,000	0.60	0.62	15-Jan-08	15-Jan-03
Director	-	235,000	-	235,000	235,000	0.95	0.72	18-Dec-08	18-Dec-03
Employee	-	225,000	-	225,000	225,000	0.95	0.72	18-Dec-08	18-Dec-03
Officer	-	25,000	-	25,000	25,000	0.95	0.72	18-Dec-08	18-Dec-03

	845,000	485,000	20,000	1,310,000	1,310,000

Warrants
	Number of	Issue Price
	Shares	Per Share	Expiry Date	Grant Date
	1,100,000	$0.45	April 15, 2004	April 15, 2002

All of these warrants were exercised before April 15, 2004. The company received $495,000 and issued 1,100,000 common shares.

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 111%
Risk-free interest rate	2.68 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

7.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”.   Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2004, the Company paid Equity $260,926 for geological consulting services and $144,087 for providing general corporate and administrative services composed of: $2,200 for investor services, $66,264 for management services, $12,098 for office, $36,582 for rent and $26,943 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

INCOME TAXES

The Company has incurred losses for income tax purposes of $ 1,682,451 which can be carried forward to reduce taxable income in future years.  If unused, these losses will expire as follows:

2005	$ 5,994
2006	33,950
2007	260,195
2008	297,853
2009	322,057
2010	349,643
2011	412,759
$1,682,451

The Company has other deductions of $1,146,021 which, subject to certain restrictions, can be used to reduce taxable incomes in future years.

The potential benefits of these losses and deductions have not been recognized in these consolidated financial statements.

9.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(a)

Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders.  The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold.  Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow.  These shares are excluded in the calculation under U.S. GAAP.

 (d) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

  (i)  Shareholders’ Equity

	2004	2003
Shareholders’ equity under Canadian GAAP	$ 1,115,615	$ 1,072,794
Deduct deferred income tax liability	(100,125)	(80,125)
Shareholders’ equity under U.S. GAAP	$ 1,015,490	$ 992,669

  (ii)  Loss per Share

	2004	2003	2002
		(Restated)	(Restated)
Weighted average number of shares under Canadian GAAP	13,311,462	11,370,966	8,998,023
Escrow shares	209,865	397,365	570,675
Weighted average number of shares under U.S. GAAP	13,101,597	10,973,601	8,427,348
Loss Per Share under U.S. GAAP	$0.07	$0.05	$0.09

11.

ENVIRONMENTAL

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

April 30, 2004

1.1

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory and Alaska.

The Company acquires early-stage exploration projects, and leverages exploration at later stages by bringing in joint venture partners to provide funding. The company is positioned to take advantage of the recent increase in metal prices with several projects at the drill-ready stage. Joint venture partners are responsible for most of the costs associated with these drill programs. The Company continues to explore new opportunities to increase the number and value of projects within the portfolio. One of the strategies has been to create partnerships with major exploration and mining companies to take advantage of the Company’s technical expertise in innovative exploration initiatives.

One result of the Company’s business plan is a trend of increasing option proceeds from joint venture partners over the past three years from $45,000 for the year ended January 31, 2002 to $191,000 for the most recently completed fiscal year. There has not been a similar decrease in exploration costs as the Company has undertaken some initial exploration to prepare properties for optioning. Net mineral property costs have been reasonably consistent over the past three fiscal years from a high of $179,353 to a low of $165,020.

Administrative expenses have increased in each of the last three years. Part of this increase is due to the need for additional full-time staff allied to the increasing number and complexity of exploration projects. The remainder is a result of increasing investor relations activities with associated travel costs. The financial statements show substantial swings in total expenses because of the implementation of the fair market value method of accounting for share-based compensation. Cash costs show an increase of 11% from the year ended January 2002 to January 2003 and an increase of 35% from January 2003 to January 2004.

In March, the Company completed a concurrent brokered and non-brokered private placement that resulted in the issuance of 2,954,667 common shares for gross proceeds of $2,659,200. Share issue costs totaled $228,101. Share purchase warrants were exercised in April for which the company received $495,000 and issued 1,100,000 common shares. The effect of these placements is to provide sufficient working capital for the next two fiscal years plus sufficient funds for the Company to pursue additional exploration opportunities if the right property becomes available. The Company’s working capital, defined as current assets less current liabilities, is $3,665,558 as of April 30, 2004.

1.2

Selected Annual Information

The selected consolidated financial information set out below has been obtained from financial statements, which reflect the Company's operations in the mineral exploration business.

The following table summarizes information pertaining to operations of the Company for the last three fiscal years ended January 31, 2004. These results have been restated in accordance with the Company’s method of accounting for mineral properties that was adopted January 31, 2002 and the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

	2004 ($)	2003 ($)	2002 ($)
Revenues	56,235	27,670	13,955
Other Income (Option Proceeds)	191,792	139,580	45,016
Exploration & Development Expenses	356,812	315,620	224,369
General and Administrative Expenses	847,462	334,833	534,497
Net Income (Loss)	(901,405)	(507,303)	(716,895)
Per Share	(0.07)	(0.04)	(0.08)
Total assets	1,176,633	1,119,457	454,059
Long-Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 10 to the consolidated financial statements and which include the following significant policies:

•

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

•

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

•

When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant are recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued are recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received. The consideration received on the exercise of share options is credited to share capital.

•

The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

•

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

•

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

1.3

Results of Operations

For the year ended January 31, 2004, Rimfire incurred a net loss of $901,405 ($0.07 per share) compared to a net loss of $507,303 ($0.04 per share) in the previous year. Revenue improved by $80,777 as interest revenue increased from $8,576 to $24,078 due to increased cash balances offset by lower market interest rates. Both option proceeds (2003-$191,792, 2002-$139,580) and joint venture management revenue (2003-$31,834, 2002-$18,644) have contributed to improved revenue. Rimfire received Yukon Mining Incentives Program grants totalling $60,242 for regional exploration work. The Mineral Exploration Tax Credit (METC) for BC is only $1,889 for exploration conducted in 2003 because flow-through shares receive a similar tax credit such that expenditures renounced to the individual are not eligible for METC.

Accounting and legal expenses were lower but investor services expenses more than doubled to $106,188 (2002-$52,991) with related increases in travel costs (2003-$32,142, 2002-$22,482.) The company has a strong presence in certain sectors of the US markets. Maintaining this presence requires the company to attend major trade shows in New Orleans, San Francisco, New York and Las Vegas. Salaries and share-based compensation have increased compared to the previous year primarily due to including the fair value of stock options in compensation expense and partly due to hiring one additional full-time staff member. The increase in share-based compensation was $398,408. Total salaries only show an increase from $67,984 to $85,152 since most of the compensation costs were charged to individual projects. Another major increase was foreign exchange losses. When the Company’s US Dollar accounts are re-valued at the balance sheet date, there is a loss due to foreign exchange translation. For the year ended January 31, 2004 this difference was a loss of $32,028 compared to a loss of only $5,596 the previous year.

Exploration expenditures, excluding those by joint-venture partners, totalled $320,743 (year ended Jan. 31, 2003 - $223,972), and property acquisition costs totalled $98,200 (year ended Jan. 31, 2003 - $149,303). These expenditures included costs of camp and support activities ($23,958), chemical analysis ($25,033), drafting ($8,981), equipment rentals ($4,975), helicopter and aircraft ($39,204), professional geological fees and program management ($169,850), recording and filing fees ($36,389) and travel ($12,353). Acquisition costs include the costs incurred to stake the Alaska, Simpson, Sutlahine and Tillei properties and the preparation of legal agreements concerning the Alaska, Fer and Tide Properties. Option proceeds relate to cash and share payments made by partners on the Eagle, ER-Ogo-Fire, Thorn, Tide and William’s Gold properties.

No financings were undertaken in 2003. A total of 1,211,000 share purchase warrants were exercised in 2003 at prices of $0.35 to $0.75 per share. The Company issued the shares for gross proceeds of $509,500. Employee stock options were exercised resulting in the issuance of 20,000 shares for proceeds of $7,000.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

•

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia and 40 kilometres north of the Eskay Creek Mine. This property, consisting of 285 claim units, is currently optioned to Northgate Exploration Limited.

•

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, consisting of 534 claim units, is currently optioned to CANGOLD Limited.

•

The William’s Gold (formerly Bill) Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. This property, consisting of 178 claim units, was optioned to Stikine Gold Corporation who relinquished the option April 30, 2004.

•

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, consisting of 86 claim units, is currently optioned to Serengeti Resources Inc.

•

The Sutlahine Property, consisting of 480 claim units, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek.

•

The Adam Property, consisting of 60 claim units, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart.

•

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consists of seven claim groups totaling 42,120 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory.

•

The Simpson and Simpson Extension Properties, consisting of 42 claims, are located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory.

•

The Tillei Lake Property, consisting of 4 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 160 kilometres north-northwest of Watson Lake, Yukon Territory

The annual financial statements contain a schedule of Mineral Property Expenditures showing all acquisition and exploration costs from inception to the end of the fiscal year. Refer to the notes to the financial statements for additional details regarding option or joint venture agreements for each property.

At present, the Corporation does not intend to undertake any exploration at its own expense on the RDN, Thorn, William’s Gold, Tide, Adam, Alaska or Yukon Properties for the 2004 fiscal year. Option agreements in place require other corporations to complete exploration programs on some of these properties.

In the event that joint venture partners are not obtained for the remaining properties, the Corporation may pay the required carrying costs from working capital or allow these claims to be returned to the vendor or be forfeited to the State, Province or Territory as the case may be.

1.4

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s method of accounting for mineral properties that was adopted January 31, 2002 and the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Revenue $	Income (loss)	Income (loss) per share
January 31, 2004	6,433	(394,161)	(0.03)
October 31, 2003	23,081	(130,327)	(0.01)
July 31, 2003	23,125	(228,793)	(0.02)
April 30, 2003	3,596	(148,126)	(0.01)
January 31, 2003	7,806	(76,933)	(0.01)
October 31, 2002	13,684	(195,896)	(0.03)
July 31, 2002	5,991	(167,553)	(0.03)
April 30, 2002	189	(66,921)	(0.01)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards.

1.5

Liquidity

As at January 31, 2004, the Company had working capital, defined as current assets less current liabilities, of $1,071,452 compared to a working capital of $1,041,619 as at January 31, 2003. Significant exercises of share purchase warrants increased working capital. Exploration expenditures were one-third higher than in the previous fiscal year but these were offset by lower acquisition costs and higher option proceeds. Overall general and administrative expenses were thirty-five percent higher in 2003 compared to the previous fiscal year. The Company expects that current working capital will be sufficient for the 2004 and 2005 fiscal years. Completion of a private placement subsequent to the year-end has significantly increased the company’s treasury. As at April 30, 2004, working capital was increased to $3,665,558.

The Company’s issued and outstanding shares stood at 13,615,621 at year-end. The placement completed subsequent to year-end increased the Company’s issued and outstanding shares to 16,612,528. An additional 1,712,121 warrants exercisable before September 2005 were issued. 1,100,000 share purchase warrants were exercised in April resulting in current issued and outstanding share capital of 17,712,528 common shares. An additional 1,340,000 director and employee options exercisable before December 2008 remain outstanding. If all remaining warrants and options are exercised, a maximum of $2,654,772 will be added to Rimfire’s treasury, and shares outstanding will total 20,764,649.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.6

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	$100,000 ($100,000 due to the Company ) Assessment & filing – $2,420	March 1, 2005 October 31, 2004
William’s Gold	$20,000 ($40,000 due to the Company)	May 1, 2004
Tide	Nil
Sutlahine	Assessment & filing - $5,280	October 31, 2004
Adam	Nil
Alaska properties	Claim rental - $35,475 USD (approximately$50,000 CAD) Assessment & filing - $5,600 USD (Approximately $7,500 CAD)	November 30, 2004 August 31, 2004
Fer	Assessment & filing - $2,250	July 22, 2004
Simpson	Assessment & filing - $420	Sept. 12 2004
Tillei	Nil

1.7

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.8

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the year ended January 31, 2004, the Company paid Equity $260,926 for geological consulting services and $144,087 for providing general corporate and administrative services composed of: $2,200 for investor services, $66,264 for the management services of David Caulfield, $12,098 for office, $36,582 for rent and $26,943 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.9

Fourth Quarter

The Company has an incentive stock option plan for directors and employees. During the fourth quarter, the directors authorized the granting of the remaining stock options available under the plan. Since the company has adopted a policy of accounting for share-based compensation at fair market value, this resulted in a significant increase in expense for the fourth quarter. Exploration expenses during the fourth quarter were lower than in the third quarter as the field work has been completed and the remaining expenses relate to preparation and filing of reports.

1.10

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11

Critical Accounting Estimates

Not Applicable

1.12

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants on accounting for share-based compensation of employees and non-employees during this fiscal year.  These recommendations established the standards described in Section 1.2 for the measurement, recognition and disclosure of compensation and other costs arising from the issue of share purchase options and other share-based payments to employees and non-employees. The Company accounted for these recommendations on the retroactive basis, and accordingly increased share-based compensation expense by $245,280, and $10,240 for the years ended January 31, 2002 and 2003 and deficit and contributed surplus by $245,280 at January 31, 2002 and $255,520 at January 31, 2003.

The alternatives for adoption of this policy included adopting the new policy on a prospective basis accompanied by pro-forma disclosure of the effect of the policy on statements of loss and deficit and the balance sheet if the policy had been adopted retroactively. It was decided that adopting the policy on a retroactive basis would be easier to understand than adopting it on a prospective basis with the pro-forma disclosure.

1.13

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.14

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

May 25, 2004